UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

RENTECH, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

760112201

(CUSIP Number)

Marisa Beeney

GSO Capital Partners LP

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760112201

1	Names of reporting persons GSO Cactus Credit Opportunities Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 445,283*
	8	Shared voting power 0
	9	Sole dispositive power 445,283*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 445,283*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.9%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Rentech, Inc., a Colorado corporation (the “Issuer”) issuable upon conversion of Series E Convertible Preferred Stock, par value $10.00 per share (the “Series E Convertible Preferred Stock”).
†	The calculation of the foregoing percentage is based on 23,010,618 shares of the Issuer’s Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015, filed with the SEC on November 9, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112201

1	Names of reporting persons Steamboat Credit Opportunities Master Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 172,986*
	8	Shared voting power 0
	9	Sole dispositive power 172,986*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 172,986*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.7%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 23,010,618 shares of the Issuer’s Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015, filed with the SEC on November 9, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112201

1	Names of reporting persons GSO Coastline Credit Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 173,113*
	8	Shared voting power 0
	9	Sole dispositive power 173,113*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 173,113*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.7%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 23,010,618 shares of the Issuer’s Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015, filed with the SEC on November 9, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112201

1	Names of reporting persons GSO Aiguille des Grands Montets Fund II LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 585,202*
	8	Shared voting power 0
	9	Sole dispositive power 585,202*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 585,202*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.5%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 23,010,618 shares of the Issuer’s Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015, filed with the SEC on November 9, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112201

1	Names of reporting persons GSO Palmetto Opportunistic Investment Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 300,300*
	8	Shared voting power 0
	9	Sole dispositive power 300,300*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 300,300*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.3%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 23,010,618 shares of the Issuer’s Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015, filed with the SEC on November 9, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112201

1	Names of reporting persons GSO Credit-A Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 726,204*
	8	Shared voting power 0
	9	Sole dispositive power 726,204*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 726,204*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.1%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 23,010,618 shares of the Issuer’s Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015, filed with the SEC on November 9, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112201

1	Names of reporting persons GSO Special Situations Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,295,106*
	8	Shared voting power 0
	9	Sole dispositive power 1,295,106*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,295,106*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.3%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 23,010,618 shares of the Issuer’s Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015, filed with the SEC on November 9, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112201

1	Names of reporting persons GSO Special Situations Overseas Master Fund Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 806,306*
	8	Shared voting power 0
	9	Sole dispositive power 806,306*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 806,306*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.4%†
14	Type of reporting person (see instructions) CO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 23,010,618 shares of the Issuer’s Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015, filed with the SEC on November 9, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112201

1	Names of reporting persons GSO Palmetto Opportunistic Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 300,300*
	8	Shared voting power 0
	9	Sole dispositive power 300,300*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 300,300*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.3%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 23,010,618 shares of the Issuer’s Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015, filed with the SEC on November 9, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112201

1	Names of reporting persons GSO Credit-A Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 726,204*
	8	Shared voting power 0
	9	Sole dispositive power 726,204*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 726,204*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.1%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 23,010,618 shares of the Issuer’s Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015, filed with the SEC on November 9, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112201

1	Names of reporting persons GSO Holdings I L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,026,504*
	8	Shared voting power 0
	9	Sole dispositive power 1,026,504*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,026,504*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.3%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 23,010,618 shares of the Issuer’s Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015, filed with the SEC on November 9, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112201

1	Names of reporting persons Blackstone Holdings II L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,026,504*
	8	Shared voting power 0
	9	Sole dispositive power 1,026,504*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,026,504*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.3%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 23,010,618 shares of the Issuer’s Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015, filed with the SEC on November 9, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112201

1	Names of reporting persons GSO Capital Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,477,999*
	8	Shared voting power 0
	9	Sole dispositive power 3,477,999*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,477,999*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.1%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 23,010,618 shares of the Issuer’s Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015, filed with the SEC on November 9, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112201

1	Names of reporting persons GSO Advisor Holdings L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,477,999*
	8	Shared voting power 0
	9	Sole dispositive power 3,477,999*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,477,999*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.1%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 23,010,618 shares of the Issuer’s Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015, filed with the SEC on November 9, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112201

1	Names of reporting persons Blackstone Holdings I L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,477,999*
	8	Shared voting power 0
	9	Sole dispositive power 3,477,999*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,477,999*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.1%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 23,010,618 shares of the Issuer’s Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015, filed with the SEC on November 9, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112201

1	Names of reporting persons Blackstone Holdings I/II GP Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,504,504*
	8	Shared voting power 0
	9	Sole dispositive power 4,504,504*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 4,504,504*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%†
14	Type of reporting person (see instructions) CO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 23,010,618 shares of the Issuer’s Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015, filed with the SEC on November 9, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112201

1	Names of reporting persons The Blackstone Group L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,504,504*
	8	Shared voting power 0
	9	Sole dispositive power 4,504,504*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 4,504,504*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%†
14	Type of reporting person (see instructions) PN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 23,010,618 shares of the Issuer’s Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015, filed with the SEC on November 9, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112201

1	Names of reporting persons Blackstone Group Management L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,504,504*
	8	Shared voting power 0
	9	Sole dispositive power 4,504,504*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 4,504,504*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%†
14	Type of reporting person (see instructions) OO

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 23,010,618 shares of the Issuer’s Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015, filed with the SEC on November 9, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112201

1	Names of reporting persons Bennett J. Goodman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,504,504*
	9	Sole dispositive power 0
	10	Shared dispositive power 4,504,504*
11	Aggregate amount beneficially owned by each reporting person 4,504,504*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%†
14	Type of reporting person (see instructions) IN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 23,010,618 shares of the Issuer’s Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015, filed with the SEC on November 9, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112201

1	Names of reporting persons J. Albert Smith III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,504,504*
	9	Sole dispositive power 0
	10	Shared dispositive power 4,504,504*
11	Aggregate amount beneficially owned by each reporting person 4,504,504*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%†
14	Type of reporting person (see instructions) IN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 23,010,618 shares of the Issuer’s Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015, filed with the SEC on November 9, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 760112201

1	Names of reporting persons Stephen A. Schwarzman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,504,504*
	8	Shared voting power 0
	9	Sole dispositive power 4,504,504*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 4,504,504*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 16.4%†
14	Type of reporting person (see instructions) IN

*	Represents approximate number of shares of Common Stock issuable upon conversion of Series E Convertible Preferred Stock.
†	The calculation of the foregoing percentage is based on 23,010,618 shares of the Issuer’s Common Stock outstanding as of October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015, filed with the SEC on November 9, 2015, plus the shares of Common Stock issuable upon the conversion of the Series E Convertible Preferred Stock beneficially owned by the Reporting Person.

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Rentech, Inc. (the “Issuer”), and amends the initial statement on Schedule 13D filed on April 21, 2014, as amended by Amendment No. 1 to Schedule 13D filed on February 12, 2015, as amended by Amendment No. 2 to the Schedule 13D filed on August 11, 2015, as amended by Amendment No. 3 to the Schedule 13D filed on August 28, 2015 (as amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is hereby amended and restated as follows:

(a) – (c) This Schedule 13D is being filed by:

•	(i) GSO Cactus Credit Opportunities Fund LP, which is a Delaware limited partnership, (ii) Steamboat Credit Opportunities Master Fund LP, which is a Cayman Islands limited partnership, (iii) GSO Coastline Credit Partners LP, which is a Delaware limited partnership, (iv) GSO Aiguille des Grands Montets Fund II LP, which is an Ontario, Canada limited partnership, (vi) GSO Special Situations Fund LP, which is a Delaware limited partnership, (vi) GSO Special Situations Overseas Master Fund Ltd., which is a Cayman Islands company limited by shares, (vii) GSO Palmetto Opportunistic Investment Partners LP, which is a Delaware limited partnership, (viii) GSO Credit A-Partners LP, which is a Delaware limited partnership, (collectively, with GSO Cactus Credit Opportunities Fund LP, Steamboat Credit Opportunities Master Fund LP, GSO Coastline Credit Partners LP, GSO Aiguille des Grands Montets Fund II LP, GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd. and GSO Palmetto Opportunistic Investment Partners LP, the “GSO Funds”), (ix) GSO Palmetto Opportunistic Associates LLC, which is a Delaware limited liability company, (x) GSO Credit-A Associates LLC, which is a Delaware limited liability company, (xi) GSO Holdings I L.L.C., which is a Delaware limited liability company and (xii) GSO Capital Partners LP, which is a Delaware limited partnership (collectively, with GSO Palmetto Opportunistic Associates LLC, GSO Credit-A Associates LLC and GSO Holdings I L.L.C. and the GSO Funds, the “GSO Entities”);

•	Bennett J. Goodman and J. Albert Smith III, each of whom is a United States citizen (collectively, the “GSO Executives”);

•	(i) GSO Advisor Holdings L.L.C., which is a Delaware limited liability company, (ii) Blackstone Holdings I L.P., which is a Delaware limited partnership, (iii) Blackstone Holdings II L.P., which is a Delaware limited partnership, (iv) Blackstone Holdings I/II GP Inc., which is a Delaware corporation, (v) The Blackstone Group L.P., which is a Delaware limited partnership, and (vi) Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, who is a United States citizen.

The principal business address of each of the GSO Entities and GSO Executives is c/o GSO Capital Partners LP, 345 Park Avenue, New York, NY 10154. The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.

The principal business of the GSO Funds is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments.

The principal business of GSO Palmetto Opportunistic Associates LLC is performing the functions of, and serving as, the general partner of GSO Palmetto Opportunistic Investment Partners LP. The principal business of GSO Credit-A Associates LLC is performing the functions of, and serving as, the general partner of GSO Credit-A Partners LP. The principal business of GSO Holdings I L.L.C. is performing the functions of, and serving as, the managing member (or similar position) of and member or equity holder in each of GSO Palmetto Opportunistic Associates LLC and GSO Credit-A Associates LLC and other affiliated entities.

The principal business of GSO Capital Partners LP is serving as the investment manager of each of GSO Cactus Credit Opportunities Fund LP, Steamboat Credit Opportunities Master Fund LP, GSO Coastline Credit Partners LP, GSO Aiguille des Grands Montets Fund II LP, GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd. and other affiliated entities.

The principal business of GSO Advisor Holdings L.L.C. is performing the functions of, and serving as, the special limited partner of GSO Capital Partners LP with the investment and voting power over the securities beneficially owned by GSO Capital Partners LP. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in each of GSO Holdings I L.L.C. and GSO Advisor Holdings L.L.C. and other affiliated entities. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in GSO Holdings I L.L.C. and other affiliated entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P., Blackstone Holdings II L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings I/II GP Inc. and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Stephen A. Schwarzman is serving as an executive of Blackstone Group Management L.L.C. The principal occupation of each of Messrs. Goodman and Smith is serving as an executive of GSO Holdings I LLC and GSO Capital Partners LP.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons.

Item 4	Purpose of the Transaction.

The last paragraph of Item 4 of this Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 (a) – (b) of this Schedule 13D is hereby amended and restated as follows:

(a) – (b) Based on information set forth in the Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2015 of the Issuer, filed with the SEC on November 9, 2015, the following disclosure assumes that there are 23,010,618 shares of Common Stock outstanding as of October 31, 2015.

Based on this number of outstanding shares of Common Stock, the aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

As of the date hereof, GSO Cactus Credit Opportunities Fund LP directly holds 9,885.3043 shares of Series E Convertible Preferred Stock convertible into approximately 445,283 shares of Common Stock, Steamboat Credit Opportunities Master Fund LP directly holds 3,840.2958 shares of Series E Convertible Preferred Stock convertible into approximately 172,986 shares of Common Stock, GSO Coastline Credit Partners LP directly holds 3,843.1304 shares of Series E Convertible Preferred Stock convertible into approximately 173,113 shares of Common Stock, GSO Aiguille des Grands Montets Fund II LP directly holds 12,991.4871 shares of Series E Convertible Preferred Stock convertible into approximately 585,202 shares of Common Stock, GSO Palmetto Opportunistic Investment Partners LP directly holds 6,666.6667 shares of Series E Convertible Preferred Stock convertible into approximately 300,300 shares of Common Stock, GSO Credit-A Partners LP directly holds 16,121.7415 shares of Series E Convertible Preferred Stock convertible into approximately 726,204 shares of Common Stock, GSO Special Situations Fund LP directly holds 28,751.3742 shares of Series E Convertible Preferred Stock convertible into approximately 1,295,106 shares of Common Stock and GSO Special Situations Overseas Master Fund Ltd. directly holds 17,900.0000 shares of Series E Convertible Preferred Stock convertible into approximately 806,306 shares of Common Stock.

GSO Palmetto Opportunistic Associates LLC is the general partner of GSO Palmetto Opportunistic Investment Partners LP, and in that capacity directs its operations. GSO Credit-A Associates LLC is the general partner of GSO Credit-A Partners LP, and in that capacity directs its operations. GSO Holdings I L.L.C. is the managing member of each of GSO Palmetto Opportunistic Associates LLC and GSO Credit-A Associates LLC, and in that capacity directs operations for each of them.

GSO Capital Partners LP serves as the investment manager of each of GSO Cactus Credit Opportunities Fund LP, Steamboat Credit Opportunities Master Fund LP, GSO Coastline Credit Partners LP, GSO Aiguille des Grands Montets Fund II LP, GSO Special Situations Fund LP and GSO Special Situations Overseas Master Fund Ltd., and in that respect holds discretionary investment authority for each of them.

GSO Advisor Holdings L.L.C. is the special limited partner of GSO Capital Partners LP, and in that capacity has the investment and voting power over the securities beneficially owned by GSO Capital Partners LP. Blackstone Holdings I L.P. is the sole member of GSO Advisor Holdings L.L.C., and in that capacity, directs its operations. Blackstone Holdings II L.P. is a managing member of GSO Holdings I L.L.C. with respect to securities beneficially owned by GSO Palmetto Opportunistic Associates LLC and GSO Credit-A Associates LLC. Blackstone Holdings I/II GP Inc. is the general partner of each of Blackstone Holdings I L.P. and Blackstone Holdings II L.P., and in that capacity, directs each of their operations. The Blackstone Group L.P. is the controlling shareholder of Blackstone Holdings I/II GP Inc., and in that capacity, directs its operations. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P., and in that capacity directs its operations. Blackstone Group Management L.L.C. is wholly owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman. In addition, each of Bennett J. Goodman and J. Albert Smith III may be deemed to have shared voting power and/or investment power with respect to the securities held by the GSO Funds.

Each such Reporting Person may be deemed to beneficially own the Common Shares beneficially owned by the GSO Funds directly or indirectly controlled by it or him, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock and any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following disclosure is hereby added following the final paragraph of Item 6 of the Schedule 13D:

First Amendment to Loan Documents

On March 11, 2016, the GSO Funds, the Issuer, the Borrower, and Credit Suisse AG, Cayman Islands Branch, entered into a First Amendment to Loan Documents (the “First Amendment”) pursuant to which the A&R Credit Agreement was amended to, among other things, remove provisions in the A&R Credit Agreement establishing the commitments for Tranche C loans and allowing for Tranche C loans and to add an additional $6,000,000 in commitments available to the Borrower as a delayed draw facility for Tranche D Loans. The Tranche D loans will bear interest at a rate equal to the greater of (i) LIBOR plus 14.00% per annum and (ii) 15.00% per annum. Any draws under the Tranche D facility must be prepaid with the proceeds of any sale of Nitrogen Pasadena Holdings, LLC and Rentech Nitrogen Pasadena, LLC that are received by the Issuer and its subsidiaries (other than Rentech Nitrogen Partners, L.P.). The First Amendment further amended the A&R Credit Agreement Pledge Agreement to, among other things, (i) require the Borrower to pledge as additional collateral all units of Rentech Nitrogen Partners, L.P. owned by the Borrower and its affiliates (other than DSHC, LLC) not currently pledged and (ii) create a pledge on any equity interests issued as replacement for the equity interests pledged under the A&R Credit Agreement Pledge Agreement.

Amendment Letter

On March 11, 2016, the GSO Funds, the Issuer, the Borrower, certain other subsidiaries of the Issuer, and Credit Suisse AG, Cayman Islands Branch, entered into an amendment letter (the “Waiver Amendment Letter”) pursuant to which the GSO Funds agreed to amend the Waiver Letter in order to amend the forms of the Second A&R Credit Agreement and the Exchange Agreement (as defined below) attached to the Waiver Letter into which the parties have agreed they will enter at the Merger Closing. Under the Waiver Amendment Letter the following changes were made to the forms of the Second A&R Credit Agreement and the Exchange Agreement:

•	Second A&R Credit Agreement: The form of the Second A&R Credit Agreement was amended to provide for the repayment of $50,000,000 of outstanding Tranche A Loans with a number of common units in CVR Partners, L.P. (“CVR”) equal to the lesser of (x) and (y) where (x) is the lesser of (i) $40,000,000 and (ii) the aggregate outstanding principal amount of Tranche A Loans on the effective date of the Second A&R Credit Agreement (the “Second Restatement Date”), divided by the product (the “Adjusted CVR Unit Price”) of the volume weighted average price per common unit of CVR on the NYSE for the 60-trading day period immediately preceding, but excluding, the day that is two trading days before the Merger Closing and 85%, and where (y) is the number of units of CVR in excess of (i) the number of units of CVR received by the Issuer and its affiliates pursuant to the Merger Agreement over (ii) the number of units of CVR calculated by dividing $100,000,000 by the Adjusted CVR Unit Price. Additionally, to the extent that the amount of Tranche A loans repaid pursuant to the proceeding methodology is less than the lesser of (x) $50,000,000 and (y) the aggregate outstanding principal amount of Tranche A Loans on the Second Restatement Date, a portion of the principal amount of the Tranche A Loan equal to such shortfall shall be deemed to constitute an outstanding Tranche B Loan as of the Second Restatement Date. On the Second Restatement Date, all Tranche D commitments shall be deemed cancelled and the Borrower will be obligated to repay in full, together with accrued and unpaid interest and fees, all outstanding Tranche D loans. To the extent the Borrower and its affiliates will own units of CVR in excess of the amount required to redeem the Series E Convertible Preferred Stock, par value $10.00 per share held by the Reporting Persons (the “Purchased Shares”) as described below in the description of the Exchange Agreement and to repay the Tranche A Loan as described above, the Second A&R Credit Agreement requires the Borrower to pledge all such units of CVR as additional collateral for the obligations under the Second A&R Credit Agreement. The form of the Second A&R Credit Agreement is also being amended to remove the provisions that would have permitted a release of a portion of the CVR units under certain circumstances. All other terms and conditions of the Second A&R Credit Agreement agreed prior to the Waiver Amendment Letter, including affirmative and negative covenants and events of default, will be substantially the same as those contained in the Second A&R Credit Agreement attached to the Waiver Letter.

•

Preferred Equity Exchange and Discharge Agreement: The form Preferred Equity Exchange and Discharge Agreement (the “Exchange Agreement”) was amended to provide that (i) the GSO Funds will exchange the Purchased Shares for a number of common units in CVR equal to $100,000,000 (which has been increased from $90,000,000) divided by the Adjusted CVR Unit Price and (ii) the Issuer will have the right to repurchase any or all of such common units for a price per common unit equal to $150,000,000 (which has been increased from $135,000,000) divided by the aggregate number of common units in CVR delivered to the GSO Funds under the Exchange Agreement. The Exchange Agreement is also being amended to remove (x) the provisions pursuant to which the GSO Funds would have exchanged the Purchased Shares for a number of shares of Common Stock, (y) the requirement that the Issuer and the GSO Funds amend and restate the A&R Registration Rights Agreement and (z) the requirement that the Issuer file the Resale Registration Statement. All other terms and conditions of the Exchange Agreement agreed prior to the Waiver Amendment Letter will be substantially the same as those contained in the Exchange Agreement attached to the Waiver Letter.

At the time of the Merger Closing, the parties will enter into the Second A&R Credit Agreement, the Second A&R Guaranty Agreement and the Exchange Agreement on terms similar to those contained in the forms attached to the Waiver Amendment Letter, with such other changes as may be further agreed between the GSO funds, the Borrower and the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended by adding the following:

Exhibit U	First Amendment to Loan Documents, dated March 11, 2016, amending (i) Amended and Restated Term Loan Credit Agreement, dated as of February 12, 2015, among Rentech Nitrogen Holdings, Inc., the Lenders party thereto, and Credit Suisse AG, Cayman Islands Branch and (ii) Amended and Restated Pledge Agreement, dated as of February 12, 2015, by and between Rentech Nitrogen Holdings, Inc. and Credit Suisse AG, Cayman Islands Branch (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed with the Securities and Exchange Commission on March 14, 2016).

Exhibit V	Amendment to Waiver Letter, dated March 11, 2016, by and among the Issuer, the Borrower, certain other subsidiaries of the Issuer, the Administrative Agent and the GSO Funds (including, among others, (i) Form of Second Amended and Restated Term Loan Credit Agreement, (ii) Form of Second Amended and Restated Guaranty Agreement, (iii) Form of Preferred Equity Exchange and Discharge Agreement and its exhibits) (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K of the Issuer, filed with the Securities and Exchange Commission on March 14, 2016).

Exhibit W	Joint Filing Agreement, dated March 15, 2016, among the Reporting Persons (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2016

GSO Cactus Credit Opportunities Fund LP

By:	GSO Capital Partners LP,
its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

Steamboat Credit Opportunities Master Fund LP

By:	GSO Capital Partners LP,
its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Coastline Credit Partners LP

By:	GSO Capital Partners LP,
its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Aiguille des Grands Montets Fund II LP

By:	GSO Capital Partners LP,
its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Schedule 13D/A – Rentech, Inc.]

GSO Palmetto Opportunistic Investment Partners LP

By:	GSO Palmetto Opportunistic Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit A-Partners LP

By:	GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Palmetto Opportunistic Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit-A Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Fund LP

By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Overseas Master Fund Ltd.

By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Schedule 13D/A – Rentech, Inc.]

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

GSO Capital Partners LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Advisor Holdings L.L.C.

By:	Blackstone Holdings I L.P., its sole member
By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings II L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

[Schedule 13D/A – Rentech, Inc.]

The Blackstone Group L.P.

By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

By:	/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

[Schedule 13D/A – Rentech, Inc.]